

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2025

Ricky Ling Fung Sung
Chief Executive Officer
Monkey Tree Investment Ltd
Suite 2514, 25/F, 1111 King's Road
Taikoo Shing, Hong Kong

> **Re: Monkey Tree Investment Ltd**
> **Registration Statement on Form F-1**
> **Filed August 15, 2025**
> **File No. 333-289637**

Dear Ricky Ling Fung Sung:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed August 15, 2025

Corporate History and Structure, page 3

1.   We note your disclosure that your Controlling Shareholder and Timberworks Limited owns 11,205,600 Class A Ordinary Shares. However, we also note your disclosure that Timberworks Limited was issued 13,999,999 Class A Ordinary Shares on May 12, 2025. Please revise throughout to reconcile or otherwise reflect any transfers between Timberworks Limited and other shareholders. Additionally, please revise your organizational chart to reflect the ownership of each separate class of ordinary shares.

Risk Factors
Risks Related to Our Business and the Industry
Our success depends significantly on the market recognition of our brand, . . ., page 21

2.   We note your response to prior comments 2 and 6 and reissue in part. Please clarify your statement that "Monkey Tree HK currently does not operate other language learning centers or carry out business operations under the 'Monkey Tree' brand," in light of the fact that Monkey Tree HK essentially controls the operations and decision-making for your 20 learning centers and the approximately 38 other operators. Additionally, we note your statement that "other franchisees of Monkey Tree HK are independent from . . . [y]our Controlling Shareholder." Please revise to state clearly the relationship between the other franchisees and your Controlling Shareholder, who we note is the Chief Executive Officer of Monkey Tree HK, where Monkey Tree HK controls a number of the operations and decision-making for the other franchisees. If that is not the case, please revise to state as much and explain the relationship further.

Business
Suppliers, page 89

3.   We note your revised disclosure in response to prior comment 12. If material, please revise to disclose the pre-agreed amount to be paid by Monkey Tree as liquidated damages as a result of a breach as well as appropriate risk factor disclosure.

Related-Party Transactions
Name and relationship of related parties, page 105

4.   We note your response to prior comments 4 and 15 and reissue in part. Please revise to identify the "common ultimate holding company" and include it on your organizational chart. We note that you refer to Monkey Tree as your ultimate holding company on page 3. However, your response indicates that Monkey Tree HK, Panda Garden Language Learning Ltd., and Canadian Bookstore Ltd. are related companies with "the common ultimate holding company of the Company." Please revise here to clearly state the nature of the relationship between Monkey Tree Investment Limited and each of the entities listed as related parties. Further, please revise your organizational chart, and throughout, to clearly reflect the relationship between Monkey Tree and Monkey Tree HK.

Bank borrowings guaranteed by a director, page 106

5.   We note your response to prior comment 16 and reissue in part. For any outstanding loans made by the company, its parent or any of its subsidiaries, disclose the largest amount outstanding during the period covered, if not already indicated. Refer to Item 7.B.2 of Form 20-F.

General

6.   We note your response to prior comment 21 and reissue in part. Please provide the percentage of outstanding shares of Class B Ordinary Shares that the Controlling Shareholder must keep to continue to control the outcome of matters submitted to shareholders for approval.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Patrick Kuhn at 202-551-3308 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Eddie Kim at 202-551-8713 or Cara Wirth at 202-551-7127 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Virginia Tam